FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

11 March 2015

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a).

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2014 as a part of variable pay for the performance year ended 31 December 2013.

On 10 March, the first tranche of the Awards granted in 2014 vested and the following transactions took place in London. The net number of Shares which have vested is required to be retained for six months. The remainder of the Awards will vest in two further tranches, in 2016 and 2017.

Directors

Name	Shares released1	Additional Shares awarded in lieu of the 2014 4th interim dividend2	Shares sold to cover withholding tax at £5.6655 per Share	Shares vested (net)
Stuart Gulliver	31,411	2,082	14,764	16,647
Iain Mackay	18,399	1,220	8,648	9,751
Marc Moses	18,397	1,219	8,647	9,750

Other PDMRs

Name	Shares released1	Additional Shares awarded in lieu of the 2014 4th interim dividend2	Shares sold to cover withholding tax at £5.6655 per Share	Shares vested (net)
Ann Almeida	24,708	1,637	11,613	13,095
Samir Assaf	54,873	3,638	25,791	29,082
Peter Boyles	17,701	1,173	7,966	9,735
Simon Cooper	16,986	1,126	7,644	9,342
John Flint	24,623	1,632	11,081	13,542
Pam Kaur	12,879	854	6,054	6,825
Alan Keir	17,610	1,168	8,277	9,333
Stuart Levey	29,438	1,952	13,836	15,602
Peter Wong	28,218	1,871	4,233	23,985

1 The number of Shares released includes the Shares awarded in lieu of the 2014 4th interim dividend.
2 USD8.9424 per Share being the average closing price of the Company's Shares on the London Stock Exchange between 23 and 27 February 2015 converted into USD at a spot rate from 27 February 2015.

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 11 March 2015